UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended  March 31, 2016. This Report is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on August 19, 2013 on Form F-3ASR (Registration No. 333-190718), as amended on October 7, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3ASR (Registration No. 333-200639), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640) and the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 26, 2016	By:	/s/ Mark W. Chu
Mark W. Chu
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2016

Unless we otherwise specify, when used in this report on Form 6-K, or this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries (including Seaspan Ship Management Ltd.), which provide us with all of our technical, administrative and strategic services.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

ii

References to customers are as follows:

Customer	Reference
CMA CGM S.A.	CMA CGA
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Maersk Line A/S(4)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Pacific International Lines (Pte) Ltd.	PIL
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

_____________________

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	A subsidiary of China COSCO Holdings Company Limited.
(3)	A subsidiary of Hapag-Lloyd.
(4)	A subsidiary of A.P. Moeller Maersk A/S.

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2016, or our 2015 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$258,251	$215,520
Short-term investments	2,361	3,415
Accounts receivable (note 2)	29,431	24,065
Loans to affiliate (note 2)	233,199	219,649
Prepaid expenses	40,203	39,731
Gross investment in lease	32,505	37,783
	595,950	540,163
Vessels (note 3)	5,247,190	5,278,348
Deferred charges (note 4)	67,990	57,299
Goodwill	75,321	75,321
Other assets	90,133	89,056
Fair value of financial instruments (note 14)	24,139	33,632
	$6,100,723	$6,073,819
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$75,894	$76,386
Current portion of deferred revenue (note 5)	19,576	22,199
Current portion of long-term debt (note 6)	322,069	285,783
Current portion of other long-term liabilities (note 7)	39,748	38,173
Fair value of financial instruments (note 14)	243	1,260
	457,530	423,801
Deferred revenue (note 5)	2,405	2,730
Long-term debt (note 6)	3,087,565	3,072,058
Other long-term liabilities (note 7)	466,822	462,161
Fair value of financial instruments (note 14)	357,269	336,886
Shareholders’ equity:
Share capital (note 8):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 23,673,403 shares issued and outstanding (2015 – 23,673,403)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 98,268,307 shares issued and outstanding (2015 – 98,622,160)	1,220	1,223
Treasury shares	(367)	(356)
Additional paid in capital	2,261,828	2,266,661
Deficit	(503,690)	(460,425)
Accumulated other comprehensive loss	(29,859)	(30,920)
	1,729,132	1,776,183
	$6,100,723	$6,073,819

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2016	2015
Revenue	$215,523	$188,547
Operating expenses:
Ship operating	47,607	44,577
Cost of services, supervision fees	1,300	—
Depreciation and amortization	58,837	46,599
General and administrative	7,793	6,799
Operating leases (note 7)	14,851	6,152
	130,388	104,127
Operating earnings	85,135	84,420
Other expenses (income):
Interest expense and amortization of deferred financing fees	30,143	24,970
Interest income	(3,077)	(3,413)
Undrawn credit facility fees	412	857
Refinancing expenses	—	1,152
Change in fair value of financial instruments (note 14)	52,151	39,335
Equity income on investment	(1,800)	(249)
Other expenses	178	435
	78,007	63,087
Net earnings	$7,128	$21,333
Earnings (loss) per share (note 9):
Class A common share, basic and diluted	$(0.06)	$0.08

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2016	2015
Net earnings	$7,128	$21,333
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 14 (d))	1,061	1,090
Comprehensive income	$8,189	$22,423

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2016 and year ended December 31, 2015

	Number of									Accumulated
	common	Number of						Additional		other	Total
	shares	preferred shares			Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014	96,662,928	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on class A common shares	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 10): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	(343,757)	(123,971)	(29,400)	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2016 and year ended December 31, 2015

	Number of									Accumulated
	common	Number of						Additional		other	Total
	shares	preferred shares			Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net earnings	—	—	—	—	—	—	—	—	7,128	—	7,128
Other comprehensive income	—	—	—	—	—	—	—	—	—	1,061	1,061
Dividends on class A common shares	—	—	—	—	—	—	—	—	(36,880)	—	(36,880)
Dividends on preferred shares	—	—	—	—	—	—	—	—	(13,154)	—	(13,154)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	83,097	—	—	—	1	—	—	1,309	—	—	1,310
Share-based compensation expense (note 10): Restricted class A common shares, phantom share units, stock appreciation rights and restricted stock units	56,861	—	—	—	1	—	—	795	—	—	796
Other share-based compensation	71,026	—	—	—	1	—	—	1,210	(243)	—	968
Common shares repurchased, including related expenses	(564,270)	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Treasury shares	(567)	—	—	—	—	—	(11)	—	—	—	(11)
Balance, March 31, 2016	98,268,307	13,321,774	4,981,029	5,370,600	$983	$237	$(367)	$2,261,828	$(503,690)	$(29,859)	$1,729,132

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2016	2015
Cash from (used in):
Operating activities:
Net earnings	$7,128	$21,333
Items not involving cash:
Depreciation and amortization	58,837	46,599
Share-based compensation (note 10)	946	912
Amortization of deferred financing fees	3,311	3,101
Amounts reclassified from other comprehensive loss to interest expense	811	872
Unrealized change in fair value of financial instruments	28,859	11,736
Refinancing expenses	—	1,152
Equity income on investment	(1,800)	(249)
Amortization of deferred gain	(3,866)	(1,386)
Other	24	2,561
Changes in assets and liabilities:
Accounts receivable	(5,366)	(7,299)
Lease receivable	5,278	5,220
Prepaid expenses	(478)	(9,472)
Other assets and deferred charges	(12,077)	(3,842)
Accounts payable and accrued liabilities	(722)	3,340
Deferred revenue	(2,948)	(10,161)
Other long-term liabilities	(35)	(48)
Cash from operating activities	77,902	64,369
Financing activities:
Draws on credit facilities	140,000	37,575
Repayment of credit facilities	(90,520)	(104,864)
Draws on other long-term liabilities	—	150,000
Repayment of other long-term liabilities	(6,041)	(4,045)
Common shares repurchased, including related expenses	(8,269)	—
Financing fees	(1,610)	(3,290)
Dividends on common shares	(35,570)	(16,311)
Dividends on preferred shares	(13,154)	(13,435)
Proceeds from sale-leaseback of vessels (note 7)	110,000	110,000
Cash from financing activities	94,836	155,630
Investing activities:
Expenditures for vessels	(117,424)	(70,131)
Short-term investments	1,054	(1,776)
Loans to affiliate (note 2)	(13,550)	(23,901)
Repayments of loans to affiliate (note 2)	—	17,833
Other assets	(87)	(418)
Cash used in investing activities	(130,007)	(78,393)
Increase in cash and cash equivalents	42,731	141,606
Cash and cash equivalents, beginning of period	215,520	201,755
Cash and cash equivalents, end of period	$258,251	$343,361

Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2015 audited annual consolidated financial statements except as indicated below. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2015 annual consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2015 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with current financial statement presentation.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2016, the Company retrospectively adopted, as required, Accounting Standards Update, or ASU, 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. ASU 2015-03 requires that debt issuance costs be presented as a direct deduction from the related debt liability rather than as a deferred asset.  Amortization of the costs is reported as interest expense.

The impact on the interim consolidated statement of operations for the three months ended March 31, 2015 was a reclassification of $3,101,000 from amortization of deferred charges to interest expense.  There was no impact on net earnings.

The impact on the consolidated balance sheet at December 31, 2015 was a reduction of deferred financing fees of $35,341,000 which was reclassified to reduce the current and long-term portions of long term debt by $1,563,000 and $27,791,000, respectively, and to reduce the current and long-term portions of other long-term liabilities by $125,000 and $5,862,000, respectively.

(c)	Recent accounting developments:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies (continued):
(c)	Recent accounting developments (continued):

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The standard does not apply to equity method investments or investments in consolidated subsidiaries. For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

2.	Related party transactions:
(a)

At March 31, 2016, the Company had $233,199,000 (December 31, 2015 – $219,649,000) due from Greater China Intermodal Investments LLC (“GCI”), our equity investee, recorded as loans to affiliate. This amount includes the following:

•

The Company had $220,565,000 (December 31, 2015 – $209,982,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days notice.

•	The interest receivable on these amounts of $12,634,000 (December 31, 2015 – $9,667,000).

The Company also had $6,313,000 (December 31, 2015 – $4,530,000) due from GCI included in accounts receivable and $1,197,000 (December 31, 2015 – $1,500,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $703,000 (December 31, 2015 – $588,000) due from other related parties included in accounts receivable and $908,000 (December 31, 2015 - $265,000) due to other related parties included in accounts payable and accrued liabilities.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	Related party transactions (continued):
(b)	The Company incurred the following income or expenses with related parties:

	Three months ended March 31,
	2016	2015
Fees incurred:
Arrangement fees	$880	$1,661
Transaction fees	1,278	803
Income earned:
Interest income	2,967	3,360
Management fees	1,074	450
Supervision fees	1,300	—

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by one of our directors in connection with services associated with debt or lease financings and are generally recorded as deferred financing fees and amortized over the term of the related debt or lease.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and, purchase or sale contracts, and these fees are capitalized to vessels.

Arrangement fees and transaction fees are paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 10(b)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Vessels:

		Accumulated	Net book
March 31, 2016	Cost	depreciation	value
Vessels	$6,156,988	$1,128,542	$5,028,446
Vessels under construction	218,744	—	218,744
Vessels	$6,375,732	$1,128,542	$5,247,190

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Vessels	$6,149,625	$1,080,396	$5,069,229
Vessels under construction	209,119	—	209,119
Vessels	$6,358,744	$1,080,396	$5,278,348

During the three months ended March 31, 2016, the Company capitalized interest costs of $1,451,000 (March 31, 2015 - $1,696,000) to vessels under construction.

4.	Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2015	$42,774	$14,525	$57,299
Cost incurred	12,527	1,657	14,184
Amortization expensed	(3,137)	(356)	(3,493)
March 31, 2016	$52,164	$15,826	$67,990

5.	Deferred revenue:

	March 31,	December 31,
	2016	2015
Deferred revenue on time charters	$12,969	$14,271
Deferred interest on lease receivable	920	1,428
Other deferred revenue	8,092	9,230
Deferred revenue	21,981	24,929
Current portion	(19,576)	(22,199)
Deferred revenue	$2,405	$2,730

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Long-term debt:

	March 31,	December 31,
	2016	2015
Long-term debt:
Revolving credit facilities	$1,076,393	$1,057,093
Term loan credit facilities	2,015,281	1,985,102
Senior unsecured notes	345,000	345,000
Deferred financing fees	(27,040)	(29,354)
Long-term debt	3,409,634	3,357,841
Current portion	(322,069)	(285,783)
Long-term debt	$3,087,565	$3,072,058

At March 31, 2016, the one month LIBOR was 0.4% (December 31, 2015 – 0.3%) and the margins ranged between 0.5% and 1.3% (December 31, 2015 – 0.5% and 1.3%) for revolving credit facilities. The weighted average rate of interest, including the margin, was 1.1% at March 31, 2016 (December 31, 2015 – 0.9%). Interest payments are made monthly.

At March 31, 2016, the one month, three month and six month LIBOR was 0.4%, 0.6% and 0.9%, respectively (December 31, 2015 – 0.3%, 0.5% and 0.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2015 – 0.4% and 4.8%) for term loan credit facilities.

For certain of our term loans with a total principal outstanding of $100,639,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.1% at March 31, 2016 (December 31, 2015 – 3.0%) for term loan facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The security for each of these credit facilities, except for unsecured loans, are consistent with those described in note 8(d) of the Company’s December 31, 2015 annual consolidated financial statements.

7.	Other long-term liabilities:

	March 31,	December 31,
	2016	2015
Long term obligations under capital lease	$336,726	$342,767
Deferred gain on sale-leasebacks	175,449	163,554
Deferred financing fees	(5,605)	(5,987)
Other long-term liabilities	506,570	500,334
Current portion	(39,748)	(38,173)
Other long-term liabilities	$466,822	$462,161

On March 11, 2016, the Company entered into a lease financing arrangement with Asian special purpose companies, or SPCs for one 10000 TEU newbuilding vessel, the MOL Benefactor, which delivered on March 24, 2016. The lease financing arrangement provided gross financing proceeds of $110,000,000 upon delivery of the vessel. Under the lease financing arrangement, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over an initial term of nine years, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Other long-term liabilities (continued):

The Company received gross proceeds of $110,000,000 and recorded a deferred gain of $16,333,000 on the sale-leaseback.  The deferred gain is being recorded as a reduction of the related operating lease expense over 11 years, representing the initial lease term of nine years plus the two year extension.

8.	Share capital:

Common shares:

On April 1, 2015, the Company renewed the Rule 10b5-1 repurchase plan for up to $50,000,000 of its Class A common shares which expires in March 2018.  During the three months ended March 31, 2016, the Company repurchased 564,270 Class A common shares for approximately $8,269,000.

Preferred shares:

At March 31, 2016, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		March 31,	December 31,
Series	Authorized	Issued	2016	2015
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	13,321,774	333,044	333,044
D	20,000,000	4,981,029	124,526	124,526
E	15,000,000	5,370,600	134,265	134,265
R	1,000,000	—	—	—

9.	Earnings (loss) per share (“EPS”):

	Three months ended March 31, 2016			Three months ended March 31, 2015
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$7,128			$21,333
Less preferred share dividends:
Series C	(8,026)			(8,428)
Series D	(2,475)			(2,537)
Series E	(2,769)			(2,784)
Basic EPS:
Earnings (loss) attributable to common shareholders	$(6,142)	97,752,000	$(0.06)	$7,584	97,988,000	$0.08
Effect of dilutive securities:
Share-based compensation	—	—		—	48,000
Diluted EPS(1):
Earnings (loss) attributable to common shareholders	$(6,142)	97,752,000	$(0.06)	$7,584	98,036,000	$0.08

(1)	Unexercised share-based compensation awards are not included in the computation of the current year diluted EPS because their effect is anti-dilutive.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the three months ended March 31, 2016 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2015	44,947	$18.39	647,001	$14.73	5,876,811	$2.30	32,828	$21.03
Granted	56,861	15.48	60,000	18.84	—	—	—	—
Vested	(44,947)	18.39	—	—	—	—	—	—
Exchanged	—	—	—	—	—	—	—	—
Expired	—	—	—	—	(1,047,460)	2.09	—	—
March 31, 2016	56,861	$15.48	707,001	$15.08	4,829,351	$2.31	32,828	$21.03

During the three months ended March 31, 2016, the Company recognized $796,000 (March 31, 2015 - $762,000) in compensation cost related to the above share-based compensation awards.

At March 31, 2016, there was $3,171,000 (December 31, 2015 – $1,956,000) of total unrecognized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 15 months.

At March 31, 2016, there are 1,301,854 (December 31, 2015 – 1,418,715) shares remaining for issuance under the Company’s Stock Incentive Plan.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three months ended March 31, 2016, the fair value of restricted shares vested was $827,000 (March 31, 2015 – $992,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2016, 607,001 (December 31, 2015 – 547,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Other share-based awards:

During the three months ended March 31, 2016, the Company incurred $880,000 (March 31, 2015 – $1,661,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $440,000 (March 31, 2015 – $831,000) are settled in Class A common shares.

During the three months ended March 31, 2016, the Company incurred $1,278,000 (March 31, 2015 – $803,000) in transaction fees that were capitalized to vessels of which $639,000 (March 31, 2015 – $402,000) are settled in Class A common shares.

During the three months ended March 31, 2016, the Company also recognized $150,000 (March 31, 2015 – $150,000) in share-based compensation expenses related to the accrued portion of a performance based bonus that is expected to be settled in stock-based awards in future periods.  The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Supplemental cash flow information:

	Three months ended March 31,
	2016	2015
Interest paid	$27,930	$23,436
Interest received	108	309
Undrawn credit facility fee paid	660	947
Non-cash transactions:
Long-term debt for vessels under construction	—	77,625
Dividend reinvestment	1,310	17,066
Arrangement and transaction fees settled in shares	1,211	925
Capital contribution through settlement of loans to affiliate	—	3,333

12.	Commitments and contingencies:
(a)

At March 31, 2016, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases and direct financing leases are approximately:

Remainder of 2016	$645,241
2017	800,868
2018	794,217
2019	765,303
2020	724,777
Thereafter	2,003,683
$5,734,089

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	At March 31, 2016, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2016	$154,032
2017	410,865
$564,897

(c)

At March 31, 2016, the commitment under operating leases for vessels is $905,406,000 for 2016 to 2027 and office space is $5,094,000 for 2016 to 2019.  Total commitments under these leases are as follows:

Remainder of 2016	$64,411
2017	86,630
2018	87,000
2019	87,344
2020	88,210
Thereafter	496,905
$910,500

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2016	2015
COSCON	$83,429	$74,592
MOL	26,090	24,085
Yang Ming	25,224	—
Hapag Lloyd	21,767	26,887
CSCL Asia	20,922	30,770
Other	38,091	32,213
	$215,523	$188,547

14.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of March 31, 2016, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $3,025,786,000 (December 31, 2015 - $2,999,746,000) and the carrying value is $3,091,674,000 (December 31, 2015 - $3,042,195,000). As of March 31, 2016, the fair value of the Company’s other long-term liabilities, excluding deferred gains and deferred financing fees, is $338,283,000 (December 31, 2015 - $346,138,000) and the carrying value is $336,726,000 (December 31, 2015 - $342,767,000). The fair value of the revolving and term loan credit facilities and other long-term liabilities, excluding deferred gains and deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of March 31, 2016, the fair value of the Company’s senior unsecured notes is $341,688,000 (December 31, 2015 – $335,340,000) and the carrying value is $345,000,000 (December 31, 2015 – $345,000,000).  The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market.  Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):
(b)	Interest rate derivative financial instruments:

As of March 31, 2016, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2016	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$694,987	$694,987	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	236,808	236,808	January 30, 2014	May 31, 2019
5.6000%	162,400	162,400	June 23, 2010	December 23, 2021	(2)
5.5950%	91,500	91,500	August 28, 2009	August 28, 2020	(3)
5.2600%	91,500	91,500	July 3, 2006	February 26, 2021	(2)
5.4975%	44,400	44,400	July 31, 2012	July 31, 2019	(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	Swap counterparty has an early termination right in 2016 which may require the Company to settle the swap at the early termination date.

In addition, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage Canadian dollar currency fluctuations. At March 31, 2016, the notional amount of the foreign exchange forward contracts is $15,400,000 (December 31, 2015 - $15,200,000) and the fair value asset is $355,000 (December 31, 2015 – nil) and fair value liability is $243,000 (December 31, 2015 – $1,260,000).

Included in short-term investments is $2,252,000 (December 31, 2015 - $2,095,000) of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	March 31,	December 31,
	2016	2015
Fair value of financial instruments asset	$24,139	$33,632
Fair value of financial instruments liability	357,512	338,146

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):
(d)	Fair value of asset and liability derivatives (continued):

The following provides information about the effect of the master netting agreement:

March 31, 2016	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$24,139	$12,696	$11,443
Derivative liabilities	357,512	12,696	344,816
Net liability	$(333,373)	$—	$(333,373)

December 31, 2015	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$33,632	$21,964	$11,668
Derivative liabilities	338,146	21,964	316,182
Net liability	$(304,514)	$—	$(304,514)

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2016	2015
Gain (Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(52,151)	$(39,335)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(811)	(872)
Depreciation and amortization	(250)	(218)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $3,623,000.

15.	Subsequent events:
(a)

On April 12, 2016, the Company declared quarterly dividends of $0.59375, $0.496875 and $0.515625 per Series C, Series D and Series E preferred share, respectively, representing a total distribution of $13,154,000. The dividends will be paid on May 2, 2016 to all shareholders of record on April 29, 2016.

(b)	On April 12, 2016, the Company declared a quarterly dividend of $0.375 per common share. The dividend will be paid on May 2, 2016 to all shareholders of record as of April 20, 2016.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 31, 2016, we operated a fleet of 86 containerships and have entered into contracts for the purchase of an additional eight newbuilding containerships which have scheduled delivery dates through October 2017. Six of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the near future. As of March 31, 2016, the average age of the 86 vessels in our operating fleet was approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of March 31, 2016, the charters on the 86 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at March 31, 2016 were as follows:

Customers for Current Fleet
COSCON
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
Maersk
MSC
MOL
PIL
Yang Ming Marine

Customers for Additional Six Vessel Deliveries Subject to Charter Contracts
Maersk
MSC
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Lease Facility Transaction

On March 11, 2016, we entered into a lease financing arrangement with special purpose companies, or the SPCs, for one 10000 TEU newbuilding vessel, the MOL Benefactor, which delivered on March 24, 2016. The lease financing arrangement provided gross financing proceeds of $110.0 million upon delivery of the vessel. Under the lease financing arrangement, we sold the vessel to the SPCs and leased the vessel back from the SPCs over an initial term of nine years, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years. The lease financing arrangement provides financing at market rates.

Vessel Delivery

On March 24, 2016, we accepted delivery of the MOL Benefactor, expanding our operating fleet to 86 vessels. The MOL Benefactor was constructed at Jiangsu Xinfu using our fuel-efficient SAVER design and commenced an eight-year, fixed-rate time charter with MOL on March 28, 2016.

Recent Developments

Dividends

On April 12, 2016, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $50.0 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	January 1, 2016 to March 31, 2016	April 20, 2016	May 2, 2016
Series C preferred shares	SSW PR C	$0.59375	January 30, 2016 to April 29, 2016	April 29, 2016	May 2, 2016
Series D preferred shares	SSW PR D	$0.496875	January 30, 2016 to April 29, 2016	April 29, 2016	May 2, 2016
Series E preferred shares	SSW PR E	$0.515625	January 30, 2016 to April 29, 2016	April 29, 2016	May 2, 2016

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 86 operating vessels as of March 31, 2016:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner (1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(3)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(3)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(4)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(8)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(8)
Seaspan Excellence(9)	4600	2003	—	—	—	—

Seaspan Efficiency(10)	4600	2003	—	—	—	—
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(11)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(11)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(11)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(11)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(11)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 18 months (12)	Market rate	(13)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 18 months (12)	Market rate	(13)
Seaspan Ningbo	4250	2002	3/7/16	Hapag-Lloyd	Up to 18 months (14)	Market rate	(13)
Seaspan Dalian	4250	2002	1/16/16	Hapag-Lloyd	Up to 18 months (14)	Market rate	(13)
Seaspan Felixstowe	4250	2002	1/24/16	Hapag-Lloyd	Up to 18 months (14)	Market rate	(13)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	8/19/15	HL USA	Up to 24 months (15)	Market rate	(13)
Dubai Express	4250	2006	11/4/15	HL USA	Up to 24 months (15)	Market rate	(13)
Jakarta Express	4250	2006	2/15/16	HL USA	Up to 12.5 months (16)	18.0
Seaspan Saigon	4250	2006	3/27/16	Hapag-Lloyd	Up to 13 months (17)	Market rate	(13)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options (18)(19)	18.0	(20)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (19)	18.0	(20)
Seaspan Santos	4250	2006	2/1/16	Hapag-Lloyd	Up to 12 months (21)	Market rate	(13)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (19)	18.0	(20)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (19)	18.0	(20)
CSAV Loncomilla	4250	2009	4/28/09	Hapag-Lloyd	7 years (22)	25.9
CSAV Lumaco	4250	2009	5/14/09	Hapag-Lloyd	7 years (22)	25.9
Seaspan Lingue	4250	2010	6/16/15	PIL	Up to 12 months (23)	Market rate	(13)
Seaspan Lebu	4250	2010	10/24/15	Hapag-Lloyd	Up to 14 months(24)	Market rate	(13)
Madinah (1)	4250	2009	3/19/16	PIL	Up to 2.5 months(25)	Market rate	(13)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(26)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(26)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(26)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(26)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(26)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(26)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(26)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(26)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

_____________________

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.
(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(4)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.

(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)

MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(9)

This vessel was re-delivered to us on March 21, 2016 and will commence a time charter with CMA CGM on April 28, 2016 at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at CMA CGM’s option.

(10)

This vessel was re-delivered to us on March 1, 2016 and is expected to commence a time charter with Hanjin on May 7, 2016 at market rates for a minimum of two months up to a maximum of five months, where the exact period is at Hanjin’s option.

(11)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(12)

On expiry of current short-term charters that expire in May or June 2016, this vessel will commence a direct continuation at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.

(13)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(14)	This vessel is on a time charter with Hapag-Lloyd at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.
(15)	We agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option.
(16)

The term of this time charter has been extended at a rate of $18,000 per day for a minimum of 9.5 months and at market rates for the remaining term up to a maximum of 12.5 months, where the exact period is at Hapag-Lloyd’s option.

(17)

This vessel was re-delivered to us on March 8, 2016 and commenced a time charter with Hapag-Lloyd on March 27, 2016 at market rates for a minimum of one month up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option. This vessel was also renamed Seaspan Saigon.

(18)	This vessel is expected to re-deliver to us on May 11, 2016 and will be renamed Seaspan Lahore.
(19)

For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.

(20)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(21)	This vessel commenced a time charter with Hapag-Lloyd at market rates for a minimum of six months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(22)

In February 2016, we agreed to a direct continuation of the time charter at market rates for a minimum of one month up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option. The direct continuations commenced in April 2016.

(23)

This vessel was re-delivered to us on April 1, 2016 and commenced a time charter with ZIM on April 19, 2016 at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at ZIM’s option.

(24)	We agreed to a direct continuation of the time charter at market rates for a minimum of nine months up to a maximum of 14 months, where the exact period is at Hapag-Lloyd’s option.
(25)

This vessel was re-delivered to us on March 7, 2016 and commenced a time charter with PIL on March 19, 2016 at market rates for a minimum of one month up to a maximum of 2.5 months, where the exact period is at PIL’s option. This vessel is expected to re-deliver to us on May 15, 2016.

(26)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of March 31, 2016, we had contracted to purchase eight newbuilding containerships which have scheduled delivery dates through October 2017. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

____________________

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the near future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of March 31, 2016:

	Quarter Ended	Scheduled for the Year Ended December 31,
	March 31, 2016	2016	2017
Owned and leased vessels, beginning of year	85	85	84
Deliveries	1	3	6
Contractual sale(1)	—	(4)	—
Total, end of period	86	84	90
Managed vessels, beginning of year	15	15	19
Deliveries	-	4	5
Total, end of period	15	19	24
Total Fleet	101	103	114
Total Capacity (TEU)	743,500	796,300	919,300

____________________

(1)

Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer has agreed to purchase the vessels for $5.0 million each at the end of their respective five-year bareboat charter terms in 2016.

Quarter Ended March 31, 2016 Compared with Quarter Ended March 31, 2015

The following is a discussion of our financial condition and results of operations for the quarters ended March 31, 2016 and 2015. The following provides information about our fleet as of March 31, 2016, and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	86
Average age of fleet (TEU weighted basis)	6 years
TEU capacity	588,300
Average remaining initial term on outstanding charters (TEU weighted basis)	5 years

At the beginning of 2016, we had 85 vessels in operation. We accepted delivery of one newbuilding vessel during the quarter ended March 31, 2016, bringing our fleet to a total of 86 vessels in operation as at March 31, 2016.  Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Quarter Ended March 31,		Increase
	2016	2015	Days	%
Operating days(1)	7,172	6,500	672	10.3%
Ownership days(1)	7,375	6,570	805	12.3%

Our vessel utilization for the quarters ended March 31, 2016 and 2015 is as follows:

	First Quarter
	2016	2015
Vessel utilization:
Ownership Days(1)	7,375	6,570
Less Off-hire Days:
Scheduled 5-Year Survey	(75)	(49)
Unscheduled Off-hire(2)	(128)	(21)
Operating Days(1)	7,172	6,500
Vessel Utilization	97.2%	98.9%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the quarters ended March 31, 2016 and 2015 are summarized below:

Financial Summary (in millions of US dollars)	Quarter Ended March 31,		Change
	2016	2015	$	%
Revenue	$215.5	$188.5	$27.0	14.3%
Ship operating expense	47.6	44.6	3.0	6.8%
Depreciation and amortization expense	58.8	46.6	12.2	26.3%
General and administrative expense	7.8	6.8	1.0	14.6%
Operating lease expense	14.9	6.2	8.7	141.4%
Interest expense and amortization of deferred financing fees	30.1	25.0	5.2	20.7%
Change in fair value of financial instruments loss	52.2	39.3	12.8	32.6%

Revenue

Revenue increased by 14.3% to $215.5 million for the quarter ended March 31, 2016, over the same period in 2015. The increase was primarily due to the delivery of eight vessels in 2015 and one additional operating day in 2016. The increase was partially offset by lower average charter rates for vessels which were on short-term charters and an increase in scheduled and unscheduled off-hire.

The increase in operating days and the related financial impact thereof for quarter ended March 31, 2016, relative to the same period in 2015, are attributable to the following:

	Quarter Ended March 31, 2016
	Operating Days Impact	$ Impact (in millions)
Full period contribution for 2015 vessel deliveries	720	32.3
Change in daily charter hire rate and re-charters	—	(4.7)
Additional days due to leap year	81	2.1
Unscheduled off-hire	(107)	(1.8)
Scheduled off-hire	(26)	(2.8)
Supervision fee revenue	—	1.3
Vessel management revenue	—	0.6
Other	4	—
Total	672	$27.0

Vessel utilization was 97.2% for the quarter ended March 31, 2016, compared to 98.9% for the same period in 2015.

The decrease in vessel utilization for the quarter ended March 31, 2016, compared to the same period in 2015, was primarily due to a 107-day increase in unscheduled off-hire and a 26-day increase in scheduled off-hire. The increase in unscheduled off-hire was primarily due to six vessels that were off-charter for a total of 119 days in the first quarter of 2016, compared to one vessel that was off-charter for a total of three days in the same period of 2015. The increase in scheduled off-hire was due to the completion of nine scheduled dry-dockings in the first quarter of 2016, compared to four scheduled dry-dockings in the same period of 2015.

We completed dry-dockings for the following nine vessels during the quarter ended March 31, 2016:

Vessel Class (TEU)	First Quarter
4250	2	(1)
4500	1
8500	1
13100	5
	9

____________________

(1)	Dry-docking for these vessels was completed between their time charters.

During the remainder of 2016, we expect five vessels to undergo their scheduled dry-docking.

Ship Operating Expense

Ship operating expense increased by 6.8% to $47.6 million for the quarter ended March 31, 2016, compared to the same period in 2015, primarily due to an increase in ownership days of 12.3% for the quarter ended March 31, 2016. The increase in ownership days is primarily due to eight vessel deliveries in 2015. We expect ship operating expense to continue to increase as our fleet expands and ages and as the average size of our vessels increases.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 26.3% to $58.8million for the quarter ended March 31, 2016, compared to the same period in 2015, primarily due to an increase in fleet size from vessels delivered in 2015, write-offs of replaced vessel equipment and an increase in dry-dock amortization from an increase in the number of vessels dry-docking.

General and Administrative Expense

General and administrative expense increased by $1.0 million, or 14.6%, to $7.8 million for the quarter ended March 31, 2016, compared to the same period in 2015. The increase was primarily due to professional fees and other expenses incurred.

Operating Lease Expense

Operating lease expense increased to $14.9 million for the quarter ended March 31, 2016, from $6.2 million in the same period in 2015. The increase was primarily due to the acquisition of four vessels in 2015 that were financed through new lease financing arrangements. Under these lease financing arrangements, we sold the vessels to the SPCs and are leasing the vessels back over an initial term between 8.5 and 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease terms will be automatically extended for an additional two or 2.5 years. The sale of the vessels resulted in a deferred gain totaling $191.1 million, which is being recorded as a reduction of operating lease expense over 10.5 to 12 years, representing the initial lease terms plus extensions.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	March 31,		Change
	2016	2015	$	%
Long-term debt, excluding deferred financing fees	$3,436.7	$3,392.8	$43.9	1.3%
Other long-term liabilities, excluding deferred gains and deferred financing fees	336.7	360.4	(23.7)	(6.6)%
Total borrowings	3,773.4	3,753.2	20.2	0.5%
Less: Vessels under construction	(218.7)	(335.9)	117.2	(34.9)%
Operating borrowings	$3,554.7	$3,417.3	$137.4	4.0%

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction. Effective January 1, 2016, in accordance with recent accounting pronouncements, interest expense includes the amortization of debt issuance costs. Previously these amounts were reported as amortization of deferred charges. The comparative figures for the prior period have been reclassified to conform with the current year’s presentation.

Interest expense and amortization of deferred financing fees increased by $5.2 million to $30.1 million for the quarter ended March 31, 2016, compared to the same period in 2015. This increase was primarily due to the increase in operating borrowings related to the vessels delivered in 2015 and the full period impact of three 4500 TEU vessels which were refinanced in March 2015. These increases were partially offset by net repayments made on operating borrowings.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $52.2 million for the quarter ended March 31, 2016, compared to a loss of $39.3 million for the same period in 2015. The losses for the quarters ended March 31, 2016 and 2015 were primarily due to decreases in the forward LIBOR curve and the effect of the passage of time.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness.  In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments.  As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps and swaptions by approximately $75.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $10.0 million.

All of our interest rate swap agreements and our swaption agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2015 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At March 31, 2016, our cash and cash equivalents and short-term investments totaled $260.6 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, open market repurchases of our common shares, payment of our quarterly dividends, the purchase of the containerships we have contracted to build and the potential redemption of our Series C preferred shares.  Our Series C preferred shares carry an annual dividend rate of 9.5% per $25.00 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. Our Series C preferred shares are redeemable by us at any time on or after January 30, 2016.  Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, lease payments, and open market repurchases of common shares. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, open market repurchases of common shares, and the future potential redemption of our Series D preferred shares, Series E preferred shares and our Notes. Our Series D preferred shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease facilities, additional equity financings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. At March 31, 2016, the estimated remaining installments on the eight vessels we had contracted to purchase was approximately $564.9 million, which we expect to fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from preferred share offerings. Future debt or equity issuances may be considered for growth.

The following table summarizes our long-term debt and lease obligations as of March 31, 2016:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$1,076.4	$1,216.4	$140.0
Term loan credit facilities	2,015.3	2,171.5	156.3
Senior unsecured notes	345.0	345.0	—
Total Long-Term Debt	$3,436.7	$3,732.9	$296.3
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	81.5	81.5	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	114.5	114.5	—
Leases for three 4500 TEU vessels	140.7	140.7	—
Total Lease Facilities	336.7	336.7	—
Total Long-Term Debt and Lease Facilities(3)	$3,773.4	$4,069.6	$296.3

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.
(2)	Includes a $5.0 million line of credit which was undrawn as at March 31, 2016.
(3)	At March 31, 2016 our operating borrowings were $3.6 billion (December 31, 2015 — $3.5 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of March 31, 2016, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 74 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of March 31, 2016, our revolving credit facilities, term loans and our Notes provided for borrowings of up to approximately $3.7 billion, of which approximately $3.4 billion was outstanding and $0.3 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of March 31, 2016. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of March 31, 2016, or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2016. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our five leased vessels.  These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At March 31, 2016, we had lease obligations of approximately $336.7 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2015 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Quarter Ended March 31,
	2016	2015
Net cash flows from operating activities	$77,902	$64,369
Net cash flows from financing activities	94,836	155,630
Net cash flows used in investing activities	(130,007)	(78,393)

Operating Cash Flows

Net cash flows from operating activities were $77.9 million for the quarter ended March 31, 2016, an increase of $13.5 million compared to the same period in 2015. The increase in net cash flows from operating activities for the quarter ended March 31, 2016, compared to the same period in 2015, was primarily due to an increase in net earnings excluding non-cash items of $7.6 million, and an increase in cash related to working capital of $5.9 million. The increase in net earnings excluding non-cash items was primarily due to an increase in revenue, partially offset by an increase in operating lease expense, ship operating expense and general and administrative expense. The increase in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations.  For further discussion of changes in revenue and expenses, please read “― Quarter Ended March 31, 2016 Compared with Quarter Ended March 31, 2015”.

Financing Cash Flows

Net cash flows from financing activities were $94.8 million for the quarter ended March 31, 2016, a decrease in cash from financing activities of $60.8 million, compared to the same period in 2015. The decrease in cash from financing activities for the quarter ended March 31, 2016, compared to the same period of 2015, was primarily due to a reduction in refinancing proceeds of $150.0 million which had been received in the prior year, and an increase of $19.3 million in dividends on our common shares that were paid in cash instead of reinvested through a dividend reinvestment plan. These decreases were partially offset by higher draws on credit facilities of $102.4 million and lower repayments of credit facilities of $14.3 million.

Investing Cash Flows

Net cash flows used in investing activities were $130.0 million for the quarter ended March 31, 2016, an increase in cash used of $51.6 million, compared to the same period in 2015. The increase in cash used for the quarter ended March 31, 2016, was primarily due to an increase in vessel expenditures of $47.4 million relating to newbuilding installments and lower repayments from GCI of $17.8 million. These increases were partially offset by a reduction in loans made to GCI of $10.4 million.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the quarters ended March 31, 2016 and 2015 we completed nine and four dry-dockings, respectively. During the quarter ended March 31, 2016, seven vessels completed their five-year dry-docking and two vessels completed their 10-year dry-docking. For the remainder of 2016, we expect two vessels and three vessels to undergo their five-year and 10-year dry-dockings, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Quarter Ended March 31,
	2016	2015
Dividends on Class A common shares
Declared, per share	$0.3750	$0.3750
Paid in cash	35,570	16,311
Reinvested in common shares through a dividend reinvestment plan	1,310	17,066
	$36,880	$33,377
Dividends on preferred shares
Series C, paid in cash	$7,910	$8,114
Series D, paid in cash	$2,475	$2,537
Series E, paid in cash	$2,769	$2,784

On April 12, 2016, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	January 1, 2016 to March 31, 2016	April 20, 2016	May 2, 2016
Series C preferred shares	SSW PR C	$0.59375	January 30, 2016 to April 29, 2016	April 29, 2016	May 2, 2016
Series D preferred shares	SSW PR D	$0.496875	January 30, 2016 to April 29, 2016	April 29, 2016	May 2, 2016
Series E preferred shares	SSW PR E	$0.515625	January 30, 2016 to April 29, 2016	April 29, 2016	May 2, 2016

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions.  Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2015 Annual Report.

Potential Future Vessel Impairment

We periodically review our long-lived assets to determine if an impairment charge is required for accounting purposes. If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value at a point in time.  If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.  Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

 Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining estimated useful lives of our vessels.  In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values.  We believe the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Based on our analysis as of March 31, 2016 and December 31, 2015, we concluded that the estimated undiscounted future net cash flows for each of our vessels was in excess of such vessel’s carrying value and, accordingly, we recorded no impairment for vessels held for use as of such dates.  Please see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Impairment of Long-lived Assets” in our 2015 Annual Report for additional information about our impairment reviews of our long-lived assets.

Based on current market conditions, we intend to continue to hold and operate our vessels. Our impairment risk is higher for our vessels under 5000 TEUs in capacity due to the low current market values relative to the vessel prices we paid to acquire them. We expect that 13 vessels will come off charter in each of 2016 and 2017, of which six and eight vessels will come off their long-term charters in 2016 and 2017, respectively.

If time charter rates do not improve meaningfully from current market rates during the next three to six months, we expect that our average estimated daily time charter rate used in future impairment analyses will decline resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels up to 5000 TEUs in capacity.  In accordance with our accounting policy, if this occurs we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Based on information available at March 31, 2016 about the fair value of vessels and the estimated future carrying value of such vessels, an estimate of such impairment charge would be in a range of between approximately $250 million to $290 million during fiscal 2016, commencing in the quarter ending September 30, 2016. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time. These factors are discussed more fully in our “Critical Accounting Policies and Estimates” in our 2015 Annual Report.  The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at March 31, 2016.

Recent Accounting Developments

In March 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016.  We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards.  The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016 -01, “Recognition and Measurement of Financial Assets and Financial Liabilities”.  ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The standard does not apply to equity method investments or investments in consolidated subsidiaries.  For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

At March 31, 2016, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2016, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements.  These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results.  As a result, you are cautioned not to rely on any forward-looking statements.  Forward-looking statements appear in a number of places in this Report.  These statements include, but are not limited to:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our expectations relating to dividend payments and our ability to make such payments;
•	future dividends, including the amount and timing of payment thereof for the remaining three quarters of 2016;
•	our primary sources of funds for our short and medium-term liquidity needs;
•	any potential acquisition involving GCI;
•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	future time charters and vessel deliveries;
•	the repurchase plan for our common shares, and repurchases under such plan;
•

estimated future capital expenditures needed to preserve our capital base, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments; and
•	the future valuation of goodwill.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	any potential acquisition involving GCI;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•

our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, two of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	the economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2016, our variable-rate credit facilities totaled $3.0 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $1.8 billion. These interest rate swaps and swaptions have a fair value of $23.8 million in our favor and $357.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at March 31, 2016 that are sensitive to changes in interest rates.  In addition to the disclosures in this interim report, please read notes 8 and 9 to our consolidated financial statements included in our 2015 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2016	2017	2018	2019	2020	Thereafter
Credit Facilities(1):	$255,746	$273,764	$278,430	$562,482	$346,416	$1,274,197
Lease Facilities(2):	$9,842	$16,408	$17,484	$18,587	$19,753	$113,923
Operating Leases(3):	$62,880	$84,640	$85,787	$86,983	$88,210	$496,906

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. These operating leases include interest payments based on variable rates.

As of March 31, 2016, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of March 31, 2016 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.6400%	$694,987	$694,987	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	236,808	236,808	January 30, 2014	May 31, 2019
5.6000%	162,400	162,400	June 23, 2010	December 23, 2021	(2)
5.5950%	91,500	91,500	August 28, 2009	August 28, 2020	(3)
5.2600%	91,500	91,500	July 3, 2006	February 26, 2021	(2)
5.4975%	44,400	44,400	July 31, 2012	July 31, 2019	(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

_____________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

(3)	Swap counterparty has an early termination right in 2016 which may require us to settle the swap at the early termination date.

In addition, we have entered into swaption agreements with a bank, or Swaption Counterparty B, whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of March 31, 2016, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of March 31, 2016. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report, we included the risk factor “The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets.” The following replaces that risk factor in its entirety:

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets or other negative developments.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue.  Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of 2007 and 2008, or any other negative developments affecting our customers generally or specifically, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

We have been advised that Hanjin has decided to seek a voluntary restructuring arrangement with its creditor banks, led by the Korea Development Bank, under which Hanjin and the creditor banks will agree on a business normalization plan in the form of a voluntary memorandum of understanding (“Voluntary MOU”), with a view to resolving its current business crisis and enhancing its financial structure.  Hanjin currently charters four of our vessels.  It is uncertain at this time how the Hanjin Voluntary MOU filing may affect us, if at all.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended March 31, 2016, we issued to Tiger Ventures Limited, an accredited investor, a total of 26,304 shares of our Class A common stock as consulting compensation pursuant to the Financial Services Agreement, dated as of March 14, 2011, between us and Tiger Ventures Limited. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Tiger Ventures Limited is indirectly owned by our director, Graham Porter.  For additional information about certain relationships and transactions between us and certain security holders, please read “Item 7. Major Shareholders and Related Party Transactions” in our 2015 Annual Report.

The following table sets forth information with respect to repurchases of our common shares made during the quarter ended March 31, 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Program

January	545,570	$14.7108	$1,490,094	$25,923,120
February	18,700	14.9967	1,508,794	25,642,308
March	—	—	1,508,794	25,642,308

____________________

(1)	The total number of shares purchased is based on the settlement date.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2016 Annual Meeting of Shareholders was held on April 21, 2016. Briefly described below is each matter voted on at the meeting:

(1)

Election of the following individuals, nominated by the board of directors, to serve a one year term until the 2017 annual meeting. There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 11, 2016, and all such nominees were elected.

	Number of Shares Voted
Name	For	Withheld	Broker Non-Votes
Kyle R. Washington	61,741,190	2,828,072	350,511
Gerry Wang	61,735,342	2,833,920	350,511
John C. Hsu	64,145,552	377,835	396,386
Harald H. Ludwig	61,731,497	2,837,765	350,511
David Lyall	61,740,159	2,829,103	350,511
Nicholas Pitts-Tucker	64,138,776	384,611	396,386
Graham Porter	61,735,609	2,833,653	350,511
Peter S. Shaerf	64,307,177	216,210	396,386

(2)

Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2016. Total common stock voted was 64,676,227 in favor, 126,550 opposed, 68,119 abstained and 48,878 broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2016 was ratified.

Item 6 — Exhibits

None.